Filed by National Penn Bancshares, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Christiana Bank & Trust Company
Commission File No.: 333-146423

NEWS RELEASE

NATIONAL PENN CONTACT:	KNBT CONTACT:
Catharine Bower	Dennis Ryan
610-369-6618	610-882-5244
csbower@natpennbank.com	dennis.p.ryan@knbt.com

National Penn/KNBT Announce Regional Presidents of Post-Merger Organization

Changes effective in 1st Qtr 2008

BOYERTOWN and BETHLEHEM, PA, December 19, 2007 – National Penn Bancshares, Inc. (Nasdaq:NPBC) and KNBT Bancorp, Inc. (Nasdaq:KNBT) today announced that they have organized their combined market area into five regions to continue to provide outstanding service to customers after the integration of KNBT into National Penn.  Concurrently, National Penn announced the presidents who will be responsible for the new regions. The changes will be fully implemented after the anticipated close of the merger in early February 2008.  The presidents are:

•	Scott L. Gruber, president, Central Region (Berks and western Montgomery counties)
•	Blair T. Rush, president, Eastern Region (Bucks and eastern Montgomery counties) and FirstService Bank division
•
David B. Kennedy, president, Northern Region (Lehigh, Northampton and Carbon, Monroe, Schuylkill and Luzerne counties) and KNBT division. Reporting to Kennedy will be John T. Andreacio, who will continue to serve as president, KNBT Northeast Pennsylvania

•
Robert J. Marino, president, Southern Region (Philadelphia, Chester, Delaware and southern Montgomery counties), with advisory responsibilities for enhanced banking strategies in the state of Delaware after the pending acquisition of Christiana Bank & Trust Company

•	David Z. Richards, president, Western Region (Central Pennsylvania market areas) and Nittany Bank division

In addition, as part of National Penn’s continued emphasis on excellence in serving our distinctive markets, William K. Poole will continue to serve as president and CEO of the HomeTowne Heritage Bank division in Lancaster.

“These are experienced leaders who know their markets well,” said Scott V. Fainor, who, following the merger, will be senior executive vice president and chief operating officer of National Penn and president and CEO of National Penn Bank, to whom the regional presidents will report.  “They and their teams are committed to strengthening relationships with customers, continuing to support our communities, and providing the best that our combined company has to offer.”

Scott Gruber - Gruber has been named president, Central Region.  He previously led National Penn’s Manufacturing Group, SBA lending and had administrative oversight of the bank’s Berks and Montgomery regions.

In his new role, Gruber will be responsible for the growth and profitability of the bank’s delivery functions in Berks and Montgomery counties. In Berks County, he fills the position previously held by Ronald Bashore, who retired October 12, 2007.   In Montgomery County, Gruber assumes the position previously held by Todd Alderfer, who has taken on an expanded role as executive vice president in charge of retail delivery for both Berks and Montgomery counties.

Gruber joined National Penn Bank in 1997 as vice president and regional commercial lending manager of the bank’s Lehigh Valley Division. He was named executive vice president in 2002. He previously was employed by CoreStates and its predecessor Meridian Bancorp, Inc. for nine years as vice president of large corporate banking, corporate banking and middle market, and manager of dealer development.

Gruber earned a bachelors degree from Pennsylvania State University and an MBA from St. Joseph’s University. He also graduated from the Stonier Graduate School of Banking.  He is a member of the board of the Kutztown University Foundation, the executive board and vice president of finance of the Boy Scouts of America Hawk Mountain Council, the steering committee of the Berks Economic Partnership, the Penn State Berks - Lehigh Valley College Advisory Board and the board of the Treatment Access Service Center. In addition, he is board chairman of the Manufacturers Resource Center, based in the Lehigh Valley.

Blair Rush– As president of National Penn’s Eastern Region as well as continuing his current role as FirstService Bank division president, Rush will be responsible for the growth and profitability of the region, which covers Bucks and eastern Montgomery counties.  A resident of Perkasie, Rush has a 28-year career in the financial services industry.  He has a bachelor of science degree from Delaware College in Doylestown and is a graduate of the Pennsylvania Bankers Association’s Advanced School of Banking and Advanced Commercial Lending Academy.  Active in the community, he is board member of the North Penn and Indian Valley Boys & Girls Club, the North Penn United Way, the Bucks County Boy Scouts of America and the Pennridge Little League.

David Kennedy– In his new role as president of the Northern Region (KNBT division), Kennedy will be responsible for the growth and profitability of KNBT’s delivery functions throughout KNBT’s marketplace, which encompasses Lehigh, Northampton, Carbon, Monroe, Schuylkill and Luzerne counties.   He assumes responsibility for National Penn’s Lehigh Valley Region, a position previously held by Harry McGuirk, who now serves as regional credit officer, with responsibility for commercial credit underwriting as well as asset quality management.

Kennedy, of Bethlehem, formerly was president of the Greater Lehigh Valley Region of KNBT.  He has 24 years experience in the financial services industry. Before joining KNBT in 2001, he was a senior vice president and commercial sector manager of Summit Bank. He holds a bachelors degree from Lafayette College and an MBA from Lehigh University. He is a member of the board of trustees of the Northampton Community College Foundation and the Historic Bethlehem Partnership. In addition, he is a member of the Board of Governors of Saucon Valley Country Club.

Reporting to Kennedy will be John Andreacio, who will continue to serve as president of KNBT Northeast Pennsylvania, responsible for commercial banking activities as well as other various market-related activities for Carbon, Schuylkill and Luzerne counties. Andreacio joined KNBT in 2005 as regional president for the company’s Northeast Pennsylvania region. He has more than 20 years in the financial services industry. Andreacio is a graduate of Seton Hall University and holds an MBA from Rutgers.

Robert Marino– Marino, currently president of National Penn’s Philadelphia division, will be president of National Penn’s Southern Region.  In his new role, he will be responsible for growing the company’s banking presence in Philadelphia, southern Montgomery County, Chester County, Delaware County, the Main Line.  He also will have advisory responsibilities for enhanced banking strategies in the state of Delaware, through National Penn’s pending acquisition of Christiana Bank and Trust Company.  For National Penn’s Chester County area, he assumes the position previously held by Nancy Corson, who now serves as regional credit officer, with responsibility for commercial credit underwriting as well as asset quality management.

A resident of Broomall, Marino has 24 years in Financial Services.  Before joining National Penn in 1995 as a manager, Cash Management Sales, he was with Meridian Bank.  Marino holds a bachelors degree from Temple University and an MBA from St. Joseph’s University.

David Richards– Richards will be president of National Penn’s Western Region (Centre and Lancaster Counties) and will continue to be president of the Nittany Bank division.  As head of the Western Region, he will be responsible for the growth and profitability of Nittany Bank in State College, Centre County and administrative reporting for National Penn’s HomeTowne Heritage Bank division in Lancaster County.

Richards was a founder of Nittany Bank in 1997 and after its acquisition by National Penn in 2006, he remained president of the Nittany Bank division. A resident of State College, he is a graduate of Susquehanna University and the American Bankers Association’s Stonier School of Banking.  He is on the board of the State College Quarterback Club and is active in the State College YMCA and the Second Mile.

William Poole, HomeTowne Heritage Bank division president and CEO, will continue to focus on bringing National Penn’s full range of resources to serving this unique area.  He is a founder of HomeTowne Heritage Bank and after its acquisition by National Penn in 2003, remained as president and CEO.   A resident of West Lampeter Township, Lancaster County, he has 25 years in financial services.  He is a graduate of Millersville University and has post graduate certifications in banking from Bucknell University, Ohio State University, University of Oklahoma and Robert Morris Associates.    Active in the community, he is on the board of the Ambassador Foundation and the Sight & Sound Theatre.

About National Penn Bancshares, Inc.:

National Penn Bancshares, Inc. is a $5.76 billion asset financial services company operating 81 offices in Pennsylvania through National Penn Bank and its FirstService Bank, HomeTowne Heritage Bank, Nittany Bank, and Peoples Bank of Oxford divisions. The Peoples Bank of Oxford division also operates one community office in Cecil County, Maryland.

National Penn's financial services affiliates consist of National Penn Investors Trust Company; National Penn Capital Advisors, Inc.; Vantage Investment Advisors, LLC; National Penn Insurance Agency, Inc.; and National Penn Leasing Company.

National Penn Bancshares, Inc. common stock is traded on the Nasdaq Stock Market under the symbol "NPBC." Additional information about the National Penn family is available on the National Penn Web site at www.nationalpennbancshares.com.

About KNBT Bancorp, Inc.:

KNBT Bancorp, Inc. is a $2.87 billion asset financial services company and is the parent bank holding company for Keystone Nazareth Bank & Trust Company.  Keystone Nazareth Bank & Trust Company is a Pennsylvania-chartered savings bank headquartered in Bethlehem, Pennsylvania with 56 branch offices in Lehigh, Northampton, Carbon, Monroe, Luzerne and Schuylkill Counties, Pennsylvania.  KNBT Bancorp, Inc. common stock is traded on the Nasdaq Stock Market under the symbol “KNBT.”  Additional information about the company is available on the company’s Web site at www.knbt.com.

Cautionary Statement Regarding Forward-Looking Information:

This release contains forward-looking information about National Penn Bancshares, Inc. and the combined operations of National Penn Bancshares, Inc., KNBT Bancorp, Inc. and Christiana Bank & Trust Company after the completion of two pending transactions that are intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts.  These statements can be identified by the use of forward-looking terminology such as “believe,” “expect,” “may,” “will,” “should,” “project,” “plan,” “seek,” “intend,” or “anticipate”' or the negative thereof or comparable terminology, and include discussions of strategy, financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, expectations or consequences of the transactions, and statements about the future performance, operations, products and services of the companies and their subsidiaries. Readers are cautioned not to place undue reliance on these statements.

National Penn Bancshares’ and KNBT Bancorp’s businesses and operations, as well as the combined business and operations following the completion of two pending transactions, are and will be subject to a variety of risks, uncertainties and other factors.  Consequently, their actual results and experience may materially differ from those contained in any forward-looking statements.  Such risks, uncertainties and other factors that could cause actual results and experience to differ from those projected include, but are not limited to, the following:  ineffectiveness of their business strategy due to changes in current or future market conditions; the effects of competition, and of changes in laws and regulations on competition, including industry consolidation and development of competing financial products and services; interest rate movements; inability to achieve merger-related synergies; difficulties in integrating distinct business operations, including information technology difficulties; disruption from the transaction making it more difficult to maintain relationships with customers and employees, and challenges in establishing and maintaining operations in new markets; volatilities in the securities markets; and deteriorating economic conditions. The foregoing review of important factors should be read in conjunction with the other cautionary statements that are included in each of National Penn Bancshares’ and KNBT Bancorp’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and their other SEC filings filed after such date.  See “Additional Information About This Transaction” below.  Neither National Penn Bancshares nor KNBT Bancorp makes any commitment to revise or update any forward-looking statements in order to reflect events or circumstances occurring or existing after the date any forward-looking statement is made.

Additional Information About the National Penn/KNBT Transaction:

National Penn Bancshares has filed a registration statement on Form S-4 in connection with the transaction, and National Penn Bancshares and KNBT Bancorp have mailed a joint proxy statement/prospectus to their respective shareholders in connection with the transaction.  Shareholders and investors are urged to read the joint proxy statement/prospectus because it contains important information about National Penn Bancshares, KNBT Bancorp and the transaction.  You may obtain a free copy of the proxy statement/prospectus as well as other filings containing information about National Penn Bancshares at the SEC’s Web site at www.sec.gov.  A free copy of the proxy statement/prospectus, and the filings with the SEC that are incorporated by reference in the proxy statement/prospectus, may also be obtained from National Penn Bancshares or KNBT Bancorp, by directing the request to either of the following persons:

Ms. Sandra L. Spayd	Mr. Eugene Sobol
Corporate Secretary	Senior Executive Vice President and CFO
National Penn Bancshares, Inc.	KNBT Bancorp, Inc.
Philadelphia and Reading Avenues	90 Highland Avenue
Boyertown, PA 19512	Bethlehem, PA 18017
(610) 369-6202	(610) 807-5888

Additional Information About the National Penn/Christiana Transaction:

National Penn has filed a registration statement on Form S-4 in connection with the transaction, and together with Christiana, has mailed a proxy statement/prospectus to Christiana stockholders in connection with the transaction.  Stockholders are urged to read the proxy statement/prospectus because it contains important information.  You may obtain a free copy of the proxy statement/prospectus as well as other filings containing information about National Penn at the SEC's Web site at www.sec.gov.  A free copy of the proxy statement/prospectus, and the filings with the SEC that are incorporated by reference in the proxy statement/prospectus, may also be obtained from National Penn or Christiana, by directing the request to either of the following persons:

Ms. Sandra L. Spayd	Mr. Chris J. Cusatis
Corporate Secretary National Penn Bancshares, Inc.	Senior Vice President and Chief Financial Officer Christiana Bank & Trust Company
Philadelphia and Reading Avenues	3801 Kennett Pike
Boyertown, PA 19512	Greenville, DE 19807
(610) 369-6202	(302) 888-7730